FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO RULE 83

March 12, 2014

Via facsimile and EDGAR

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Facsimile: 202-772-9198

Attn:    Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K for the Period Ended June 30, 2013
Quarterly Report on Form 10-Q for the Period Ended December 31, 2013
File Number 333-16633

Ladies and Gentlemen:

We are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. R. Michael Carruthers, Chief Financial Officer of the Company, on February 14, 2014 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, we also have reproduced each comment prior to the Company’s response to that comment. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Because of the commercially sensitive nature of information contained in this response letter, this submission is accompanied by a request for confidential treatment for selected portions of this response letter that have been marked and redacted from the version filed via EDGAR (the “Confidential Portions”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. §200.83). For the Staff’s reference, we have enclosed a copy of the request sent to the FOIA Office (the “Request”) with the copy of the response letter that has been marked to show the Confidential Portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the Confidential Portions and the accompanying Request (collectively, the “Confidential Material”). The Company requests that R. Michael Carruthers, Chief Financial Officer of the Company (tel: 303-381-6663; facsimile 303-381-6652) be informed of any request for disclosure of the Confidential Material made pursuant to the Freedom of

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

Information and Privacy Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. As required by Rule 83, each page of this letter is marked with the legend “Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83” and is marked for the record with the stamp “ARRY-1” through “ARRY-13”.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-K for the fiscal year ended June 30, 2013

Item 1. Business
Intellectual Property, page 31

1.
Please revise your discussion of patents to include more detailed disclosure of your material patents and patent applications. Please provide information for each patent or patent application related to a product candidate that is in Phase 2 or Phase 3 clinical trials. In your disclosure, please identify the product(s) to which the patent or patent application relates, the applicable jurisdiction(s) and, for issued patents, the expiration date. While it is not necessary that you specifically identify any particular patent or patent application, given the materiality of your later stage product candidates, basic information summarizing the patent status of your material product candidates is meaningful to investors. Please submit a draft of such disclosure to us for our review.

Response:

The Company notes the Staff’s comment and agrees to provide additional information about the patent status of its filanesib development program. Filanesib will shortly enter Phase 3 testing, and the Company has published the chemical structure of this product candidate. Because the Company's efforts are directed to developing product candidates, it is the Company's belief that a description of patent status by development program is more meaningful than a list of material patents and patent applications. The Company also notes that its efforts to obtain market exclusivity for all of the Company's product candidates - whether through patent protection or other stator or regulatory exclusivity -- is ongoing, and that attempts to calculate the potential exclusivity term are at best projections.

Two of the Company's partnered drug development programs have reached Phase 3 clinical testing: MEK162, partnered with Novartis, and selumetinib, partnered with AstraZeneca. The Company's disclosure of the patent status of these partnered drug development programs would necessarily be limited to the Company's efforts to obtain patent protection. The Company understands that each partner is engaged in further patent prosecution activities to which the Company is not privy, and each partner is entitled to decide which patent covering its product candidate will be subject to patent term extension in the United States and similar efforts in other countries. The Company respectfully submits that an attempt by the Company to provide a description of the patent status of these programs, based on incomplete information, could mislead investors of the Company, and/or Novartis and AstraZeneca investors.

The materiality of a particular patent or patent application is generally related to its utility in providing market exclusivity for a material product candidate, and the materiality of a particular product candidate is related to its stage of development. The probability that a drug product candidate will receive marketing approval typically increases with the successful completion of each stage of clinical testing. In particular, a product candidate’s entry into Phase 3 testing generally occurs once that product candidate has demonstrated

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clinical proof of concept in earlier testing. Typically, the probability that a product candidate will reach the market increases significantly once it achieves clinical proof of concept.

The Company respectfully submits that specific disclosure about the importance, duration and effect of the Company's patent applications, and an identification of the product(s) to which each patent relates, would not provide investors with meaningful information about the Company's development programs that are currently in Phase 2 clinical trials and earlier, and such specific disclosure would seriously jeopardize the Company's business and its competitive position.

In all of the Company's drug development programs, the Company has filed more than one patent application, typically because there is more than one chemical series from which the Company selects its clinical candidates.  All patents -- and patent applications 18 months after they are filed -- are published by the U.S. Patent and Trademark Office on a website that can be easily searched to identify all of the Company's issued patents and when they expire.  Disclosing patent life in the Form 10-K or in other reports the Company files with the SEC, however, would identify which patent from a particular program claims the clinical candidate.

The Company has not disclosed the chemical structure of its wholly-owned clinical candidates that have not reached Phase 3 testing.  Publications typically provide only a generic structure when any structure is provided.  The Company keeps development candidate structures secret as long as possible during development to avoid providing competitive intelligence to other companies and enabling them to more easily develop similar molecules and compete with the Company.  Maintaining secrecy also avoids providing other companies impetus to try to seek patent protection they might not otherwise seek (or be entitled to) in an attempt to cover the Company's candidates. The Company endeavors to make it difficult to ascertain which molecule contained within a particular patent or patent application is the clinical candidate. Where the Company has more than one patent application, a competitor cannot be sure which application discloses the most promising series.  Having to identify material patents would signal to a competitor the most promising chemical series for the applicable target and possibly identify the actual clinical candidate.

Except for the Phase 3 programs noted above, all of the Company's programs are in the early stages of clinical development, and it is the Company's belief that the disclosure on page 31 of the Form 10-K about patents and patent applications, which informs investors that the Company was creating valuable inventions and seeking patent protection on them as well as the risks associated with seeking, obtaining, maintaining and defending patent rights, is appropriate at this stage. When the FDA gives marketing approval for a product, the applicant is required to list patent information in the FDA's Orange Book.  It is the Company's belief that this is a more appropriate time to disclose this information. Based on a review of the proxy statements of comparable publicly-traded competitors, the Company also notes for the Staff that the Company's disclosure is consistent with the level of disclosure regarding intellectual property protection provided by these companies. As a result, requiring the Company to provide more detailed information would put the Company at a competitive disadvantage.

Accordingly, the Company proposes to revise its disclosure as follows beginning in its Form 10-K for the fiscal year ending June 30, 2014:

Our success depends in part on our ability to protect our potential drug candidates, other intellectual property rights and our proprietary software technologies. To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts with collaborators.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

~~We attempt to protect our trade secrets by entering into confidentiality agreements with our employees, third parties and consultants. Our employees also sign agreements requiring that they assign to us their interests in inventions, original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable and if so, we may not have an adequate remedy available. Despite the measures we have taken to protect our intellectual property, parties to our agreements may breach the confidentiality provisions or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, third parties may independently discover or invent competing technologies or reverse-engineer our trade secrets or other technology. The failure of our employees, our consultants or third parties to maintain secrecy of our drug discovery and development efforts may compromise or prevent our ability to obtain patent coverage for our invention.~~

Our patent strategy is designed to protect inventions, technology and improvements to inventions that are commercially important to our business in countries where we believe it is commercially reasonable and advantageous to do so. We have numerous U.S. patents and patent applications ~~on file with the U.S. Patent and Trademark Office and around the world.~~ related to our clinical-stage programs as well as numerous patent applications and counterpart patent filings which relate to our preclinical programs and proprietary technologies. These patents and patent applications include claims directed to compositions of matter, pharmaceutical compositions, methods of treatment, and methods of making these compositions for multiple applications. ~~The source code for our propriety software programs is protected both as a trade secret and as a copyrighted work.~~

We have two issued U.S patents covering filanesib (ARRY-520) and related molecules, and their equivalent counterparts issued or pending in dozens of countries. These patents include composition of matter, method of treatment and combination therapy claims, which will expire on various dates in 2025. We believe that patent term extension under the Hatch-Waxman Act could be available to extend our patent exclusivity for filanesib to at least 2030 in the United States depending on timing of our first approval. In Europe, we believe that patent term extension under a supplementary protection certificate could be available for an additional five years to at least 2030. Additionally, other patent applications are directed to methods of using filanesib and other combination therapies, which, if issued, have expiration dates between 2033 and 2034, excluding any patent term adjustment.

We have issued U.S. patents covering MEK162, selumetinib and related molecules and their equivalent counterparts issued or pending in the United States and multiple other countries. These patents include composition of matter, method of treatment and synthetic method claims. Additionally, other patent applications directed to MEK162 and selumetinib have been filed by Novartis and AstraZeneca, respectively. Patent term extension under the Hatch-Waxman Act in the United States and in Europe under a supplementary protection certificate could be available for each of our partners to extend patent exclusivity for these clinical candidates.

In addition, we have several hundred additional patents and patent applications filed worldwide, substantially all of which pertain to our product development programs. Any patents that may issue from our pending patent applications would expire no earlier than 2023, excluding any patent term extension. These patents and patent applications disclose compositions of matter, pharmaceutical compositions, methods of use and synthetic methods, as well as various salt and polymorphic forms of clinical candidates.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

U.S. patents issued from applications filed on or after June 8, 1995, have a term of 20 years from the application filing date or earlier claimed priority. All of our patent applications were filed after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. Because the time from filing patent applications to issuance of patents is often several years, this process may result in a period of patent protection significantly shorter than 20 years, which may adversely affect our ability to exclude competitors from our markets. Currently, none of our patents covering drugs currently under development will expire prior to 2023. Our success will depend in part upon our ability to develop proprietary products and technologies and to obtain patent coverage for these products and technologies. We intend to continue to file patent applications covering newly-developed products and technologies. We may not, however, commercialize the technology underlying any or all of our existing or future patent applications.

Patents provide some degree of protection for our proprietary technology. However, the pursuit and assertion of patent rights, particularly in areas like pharmaceuticals and biotechnology, involve complex legal and factual determinations and, therefore, are characterized by some uncertainty. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in biotechnology. As a result, patents may not be issued from any of our patent applications or from applications licensed to us. The scope of any of our patents, if issued, may not be sufficiently broad to offer meaningful protection. In addition, our patents or patents licensed to us, if they are issued, may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights might not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the U.S. Any patents issued to us or our strategic partners may not provide a legal basis for establishing an exclusive market for our products or provide us with any competitive advantages. Moreover, the patents held by others may adversely affect our ability to do business or to continue to use our technologies freely. In view of these factors, our intellectual property positions bear some degree of uncertainty.

The source code for our proprietary software programs is protected both as a trade secret and as a copyrighted work. We attempt to protect our trade secrets by entering into confidentiality agreements with our employees, third parties and consultants. Our employees also sign agreements requiring that they assign to us their interests in inventions, original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable and if so, we may not have an adequate remedy available. Despite the measures we have taken to protect our intellectual property, parties to our agreements may breach the confidentiality provisions or infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, third parties may independently discover or invent competing technologies or reverse-engineer our trade secrets or other technology. The failure of our employees, our consultants or third parties to maintain secrecy of our drug discovery and development efforts may compromise or prevent our ability to obtain patent coverage for our invention.1

1 Entire paragraph has been moved to this location in the Company's proposed revised disclosure from previous sections of its original disclosure.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

Notes to the Financial Statements

Note 1 - Overview and Basis of Presentation
Revenue Recognition, page F-12

2.
On page F-13 you disclose that you recognize revenue from non-refundable up-front payments and licenses fees on a straight line basis over the term of performance under the agreement. In the next paragraph you disclose that you defer up-front payments billed or received pending recognition over the applicable performance period. Tell us the distinction you are making between these two paragraphs regarding your revenue recognition policy. Also, reconcile for us this policy to disclosures elsewhere in your filings such as the Oncothyreon and Loxo Oncology agreements where you recognize revenue at the arrangement’s inception.

Response:

As the Company discloses in the Form 10-K and the Form 10-Q, the Company evaluates and determines the recognition of revenue under its collaboration and partnering agreements, including those in which it receives non-refundable up-front payments, in accordance with Accounting Standards Codification (“ASC”) 605-25 - Revenue Recognition - Multiple Element Arrangements. The Company also considers the remarks of the SEC staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments on December 7, 2009 relative to accounting for revenue for multiple deliverables. As the Company discloses on page F-13 of the Form 10-K: “We evaluate the deliverables under our multiple-element arrangements to determine if they meet the separation criteria in ASC 605-25 and have stand-alone value. We allocate revenue to each identified deliverable based on its estimated stand-alone value in relation to the combined estimated stand-alone value of all deliverables, otherwise known as the relative selling price method. The allocated consideration for each deliverable is then recognized over the related obligation period for that deliverable.”

The two paragraphs referred to on page F-13 noted in the Staff’s comments are describing the Company’s accounting treatment of non-refundable up-front fees that are not recognized in full upon receipt because there is a portion of the up-front fee that is attributable to ongoing performance obligations under the applicable agreement. The two paragraphs describe, first, the manner in which revenue from up-front payments that has been deferred is recognized (i.e., on a straight-line basis over the applicable performance period) on the Company’s income statement and, second, the fact the Company records as deferred revenue on its balance sheet a portion of up-front payments that is deferred pending such recognition. Therefore, the two paragraphs describe different aspects of the same revenue recognition policy and the Company is not attempting to make a distinction in its policy.

With respect to its agreements with Oncothyreon and Loxo Oncology, the Company concluded that the licenses granted under those agreements (and in the case of the Oncothyreon agreement, certain other deliverables deemed to be a single unit of accounting with the license grant) met the criteria under ASC 605-25 to be accounted for as a separate unit of accounting. The Company based this conclusion on the separation criteria in ASC 605-25-25-5a and 605-25-25-5c and on remarks of the Staff at the 2009 AICPA National Conference on Current SEC and PCAOB Developments on December 7, 2009 relating to instances in which license grants could have stand-alone value where the agreement also provides for non-proprietary research and development services.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 1.]

With respect to the Oncothyreon agreement, the Company identified three deliverables that met the criteria to be accounted for as separate units of accounting: (1) the license grant and related obligations to transfer technology and regulatory data; (2) production and delivery of existing quantities of clinical product; and (3) participation in a joint development committee ("JDC"). The Company estimated the selling price of the license deliverable based on the Company’s past experience under its other collaboration and partnering agreements and publicly-available market data. Based on this analysis, the Company calculated the relative selling price and determined that the amount allocable to the license deliverable [*] the $10 million up-front fee received. Because the Company completed its performance obligations, which included the transfer of technology and regulatory data within one month following the effective date of the agreement, or by June 30, 2013, the entire up-front payment was recognized as revenue during the quarter ended June 30, 2013.

With regard to the Loxo Oncology agreement, the Company identified three deliverables that met the criteria to be accounted for as separate units of accounting: (1) the performance of research services; (2) the license deliverable; and (3) participation on the joint research committee ("JRC"). Under the terms of the Loxo Oncology agreement, the receipt of the preferred shares occurred at the inception of the agreement and was not contingent upon either the delivery of additional items or meeting other specified performance conditions. The performance of the research services and the JRC participation will both occur throughout the discovery program term and the Company will receive separate and additional consideration for the research services deliverable, which consideration will be at a selling price that is consistent with our vendor-specific objective evidence for such services. Based on the express terms of the agreement, the Company concluded that it received the Series A-1 shares in consideration for the exclusive license to the Company’s technology, which constituted a nonmonetary exchange. In a manner consistent with the guidance of ASC 845-10-30, the Company determined the total arrangement consideration, including the fair value of the shares received, which was allocated to the license deliverable. The full fair value of the Series A-1 shares was recognized in the same quarter as the inception of the Loxo Agreement as the license was delivered and the shares were issued within the quarter.

3.
Please explain to us how your accounting policy of recognizing all of a milestone payment, in certain cases, as revenue when the specific milestone is achieved differs from the milestone method under ASC 605-28-25 and why you believe your method is appropriate under GAAP.

Response:

In accordance with the milestone method under ASC 605-28-25, the Company recognizes all of a milestone payment when the milestone is achieved only if it meets all of the conditions necessary to be considered substantive. Additionally, certain other contingent payments, which may be referred to as milestones in the Company's partnership or collaboration agreements, but which may not meet the definition of a milestone because they are either contingent solely upon the passage of time or on the results of a partner’s or collaborator’s performance, are also recognized in their entirety when they are achieved and all revenue recognition criteria are met.

The Company notes the Staff's comment, however, and proposes to revise its disclosure as follows beginning in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, to provide additional detail regarding its policy related to revenue recognition for milestone and/or other contingent payments:

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

Most of our agreements provide for non-refundable milestone payments. We recognize revenue that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. A milestone is considered substantive when the consideration payable to us for such milestone (i) is consistent with our performance necessary to achieve the milestone or the increase in value to the partnership or collaboration resulting from our performance, (ii) relates solely to our past performance and (iii) is reasonable relative to all of the other deliverables and payments within the arrangement. In making this assessment, we consider all facts and circumstances relevant to the arrangement, including factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the milestone, the level of effort and investment required to achieve the milestone and whether any portion of the milestone consideration is related to future performance or deliverables.

~~In certain cases~~ For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, we recognize ~~all or~~ a portion of ~~each milestone~~ the payment as revenue when the specific milestone is achieved, and the contingency is removed, based on the applicable percentage earned of the estimated research or development effort, or other performance obligations that have elapsed, to the total estimated research and/or development effort attributable to the milestone. In other cases, when ~~the~~ a non-substantive milestone payment is attributed to our future research or development obligations, we recognize the revenue on a straight-line basis, or other appropriate method, over the estimated remaining research or development effort. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of our partner's or collaborator’s performance are recognized when earned. ~~We record milestone payments as deferred revenue upon receipt or billing until recognized.~~

Note 5 - Deferred Revenue

4.
You disclose on page F-12 that you adopted and follow ASC 605-25, Revenue Recognition - Multiple-Element Arrangements to determine your accounting for recognition of revenue, under your partnership and collaboration agreements. Regarding the following agreements disclosed here and in your Form 10-Q for the quarterly period ended December 31, 2013, please explain to us how your accounting complies with ASC 605-25:

Genentech Chk-1 Agreement

•
You allocated a portion of the up-front payment to the first milestone. Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.

•	Tell us the amount of revenue recognized during fiscal 2012 for the first two units of accounting.

•	Explain to us the timing of the activities related to the achievement of the specific milestone and the revenue recognition of this milestone.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

Response:

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 2.]

The initial total consideration under the Genentech Chk-1 Agreement consisted of the following:

•	an up-front payment of $28 million;

•	a [*]; and

•	other milestone payments and royalties that were not determined to be probable at the outset, and which were considered to be contingent revenue.

The Company identified three non-contingent deliverables under the Chk-1 Agreement: (1) the delivery of specified clinical materials; (2) a combined deliverable consisting of the transfer of the license and related technology and ongoing regulatory services needed to file the investigational new drug ("IND") application; and (3) activities related to the achievement of a specified milestone. In determining the allocation of the allocable consideration, the Company estimated the selling price of each of the three deliverables.

The Company determined the total selling prices as follows with regard to each deliverable:

•
Specified clinical materials – The Company used vendor-specific objective evidence to determine a selling price of [*] and, using the relative selling price methodology, [*] was allocated to this deliverable.

•
License, related technology and ongoing regulatory services – The Company used management's best estimate of selling price to determine the selling price for the license deliverable, and considered the Company's past experience for other early phase programs, as well as third-party evidence and the nature of the negotiations of the consideration under the Genentech Chk-1 Agreement. The Company's considerations included its belief that the $28 million up-front fee received [*] in relation to the very early phase of development for the particular program, which was consistent with the Company's observation that the agreement [*] and that the size of the milestone payment for [*] than it typically receives. Additionally, the Company concluded that both [*] by at least one of the two eligible compounds, GDC-0575 or GDC-0425. Based on its considerations and analysis, the Company concluded that the estimated selling price of the license was [*].

As part of this combined deliverable, the Company also determined a selling price of [*] for the technology transfer and IND filing using vendor-specific objective evidence.

Using the relative selling price methodology, approximately [*] was allocated to this combined deliverable.

The above two deliverables were delivered during fiscal year 2012, and the Company recognized a total of approximately [*] in revenue for these deliverables during that same period of time.

•
Activities related to the achievement of a specified milestone – The Company used management’s best estimates of selling price for the efforts necessary to achieve [*], which it concluded [*]. Therefore, the Company concluded it was appropriate to consider these milestones and their

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

associated selling prices as part of the allocable arrangement consideration and to include the [*] in the amount of total transaction consideration to be allocated. Based on its considerations and analysis, the Company concluded that the estimated selling prices of [*] milestones were [*] and [*], respectively.

Using the relative selling price methodology, [*] was allocated to this deliverable. The [*] that will be received from Genentech upon achievement of that milestone will be recognized when the milestone is earned, which has not yet occurred and, accordingly, none of this [*] has been recognized. The Company has been recognizing the remaining [*] over the estimated period of performance, defined as the period of time to reach the [*], initially estimated as three years, but extended by a few additional months on two separate occasions. This resulted in the recognition of $4.0 million, $4.3 million and $1.2 million during fiscal 2012, fiscal 2013 and the first half of fiscal 2014, respectively.

Oncothyreon Development and Commercialization Agreement

•
It appears that you recognized the entire up-front payment when the license was delivered. Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.

Response:

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 3.]

The Company determined that the total fixed or determinable consideration under the Oncothyreon Development and Commercialization Agreement consisted of the $10 million up-front payment and an estimated amount of [*] for the transfer of existing quantities of clinical product. While the arrangement contemplates other payments, such payments are contingent and not considered probable, and were excluded from our analysis. Specifically, as disclosed in Note 5 on page F-21 of the Form 10-K, the Company may also receive future consideration under the Oncothyreon agreement for several contingent deliverables related to the future manufacture and supply of additional drug product and the rendering of support and advisory services by the Company to Oncothyreon during the proof-of-concept ("POC") trials. At the inception of the Oncothyreon agreement, the scope, likelihood and timing of these contingent deliverables was uncertain, and, therefore, the Company could not determine the associated amount of consideration that it may receive and excluded it from the total allocable consideration.

The Company identified three non-contingent deliverables under this arrangement consisting of: (1) the license grant and related obligations to transfer technology and regulatory data; (2) production and delivery of existing quantities of clinical product; and (3) participation in a JDC. In accordance with ASC 605-25-30-2, the Company applied the relative selling price method to each separate unit of accounting, as follows:

•
License grant and related obligations to transfer technology and regulatory data – The Company determined that the exclusive license deliverable for Oncothyreon to conduct its development activities was not separable from either the initial technology transfer or the Company's cooperation to provide data necessary for Oncothyreon to file its own IND. As disclosed on page F-21 of the Form 10-K, in determining the selling price for the combined license deliverable, the Company considered publicly-available data for similar licensing arrangements between other companies, the economic terms of previous collaborations the Company has entered into with other partners, and

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

the differences between the Oncothyreon agreement and the similar licensing agreements with other partners. The Company also considered the clinical trial success rates in the industry. Based on this analysis, the Company concluded that the selling price of the combined license deliverable [*] the $10 million up-front payment. However, the Company also concluded that it was an [*] as its estimate of the selling price for the combined license deliverable as any other conclusion would cause the Company to recognize [*] than the $10 million initially received by allocating a portion of the estimated future payment for the transfer of the existing quantities of clinical product to the combined license deliverable. By capping the amount of the consideration allocated to the license and related obligations at [*], the Company effectively treated any residual amount that would have resulted from the inclusion of the clinical product deliverable as contingent, to be recognized when such transfer was completed. As such, the Company recognized the entire $10 million up-front payment as revenue during the period in which the transfer of technology and regulatory information necessary for Oncothyreon to file its IND was completed. These activities were completed within one month following the effective date of the agreement, or by June 30, 2013, and the entire up-front payment was recognized as revenue during the quarter ended June 30, 2013.

•	Delivery of existing quantities of clinical product – The selling price for this deliverable of [*] was determined using vendor-specific objective evidence.

•
JDC participation – The Company used its best estimate of selling price to determine the selling price for the Company's JDC participation because the Company had not previously sold this deliverable separately and did not have third-party evidence of selling price for this deliverable. The Company considered the scope of the requirements of the JDC obligation and, using the agreed-upon rate in the Oncothyreon agreement, which reasonably approximated our vendor-specific objective evidence rate, estimated a relative selling price for the JDC deliverable of approximately [*], which was immaterial to the Company's financial statements from both a quantitative and qualitative perspective. Due to immateriality, the Company did not allocate any of the total transaction consideration to the JDC deliverable.

Loxo Oncology Drug Discovery Collaboration Agreement

•	Explain to us why receipt of the preferred shares was in consideration for the license deliverable.

•
Please tell us the total consideration under this arrangement, how the total consideration was determined, how you allocated the total consideration using the relative selling price under ASC 605-25-30-2 to each unit of accounting, and the amount allocated to each unit of accounting.

Response:

The Company concluded that it received the Series A-1 preferred shares in consideration for the exclusive license to the Company’s technology because the issuance of the preferred shares occurred when the Loxo agreement was executed and was not contingent upon either the delivery of additional items or meeting other specified performance conditions.

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Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

[Rule 83 confidential treatment request made by Array BioPharma Inc.: request Number 4.]

The Company identified three non-contingent deliverables under the Loxo Oncology agreement consisting of: (1) the delivery of an exclusive license to the Company's technology; (2) conduct of the research activities; and (3) participation on the JRC. The total consideration under the Loxo Oncology agreement consists of the Series A-1 preferred shares received from Loxo, which the Company determined had a fair value of $4.5 million, and advanced monthly payments to be received from Loxo to fund the Company's research expenses for scientists working on the program under the agreement and for all incidental materials and resources for the conduct of the discovery program, which the Company estimated to be [*] over the expected three-year discovery program term, for a total estimated consideration of approximately [*].

The Company engaged a third-party valuation firm to assist it in determining an estimated fair value for the Series A-1 shares. After consideration of the guidance of ASC-845-10-30-26, the Company determined that it would be appropriate to use the fair value of the Series A-1 shares received as it was more clearly evident than the fair value of the exclusive license granted and would result in a less subjective measure of fair value than estimating a selling price for the license, primarily due to the availability of a valuation of Loxo implied in the concurrent third-party investment in Series A preferred shares of Loxo.

Since the Series A-1 preferred shares were received in consideration for the license deliverable in a nonmonetary exchange, and the consideration for the remaining deliverables is equal to the selling price as determined by vendor-specific objective evidence, the Company allocated the estimated $4.5 million fair value of the shares received to the license deliverable pursuant to ASC 605-25-30-4, in an exception to the relative selling price method.

The Company estimated the selling price of the research services deliverable to be approximately [*] utilizing vendor-specific objective evidence, as it sells its research services on a stand-alone basis. The Company used management's best estimate of selling price to determine a selling price for the JRC participation deliverable because the Company had not previously sold this deliverable separately, and did not have third-party evidence of selling price for this deliverable. The Company considered the scope of the requirements of the JRC obligation and, using a full-time equivalent ("FTE") rate for research services, estimated relative selling price for the JRC deliverable of approximately [*], which was immaterial to the Company's financial statements from both a quantitative and qualitative perspective. Due to immateriality and because the timing for delivery of the research services and JRC deliverables would both be completed throughout the period of the discovery program, the Company did not specifically allocate any of the total transaction consideration to the JRC deliverable and instead chose to recognize them as a combined deliverable.

The full fair value of the Series A-1 shares was recognized in the same quarter as the inception of the Loxo Oncology agreement, as the license was delivered within the quarter. The Company continues to recognize the advance monthly fees for the research services and JRC participation deliverables as the services are being performed.

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[TEXT MARKED [*] HAS BEEN REDACTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested by Array BioPharma Inc. Pursuant to Rule 83

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:     Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC

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